SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.   )*

Kodiak Sciences Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

50015M109

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

October 3, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 11 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50015M109	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,295,115 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,295,115 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,295,115 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 150,000 shares of common stock of Kodiak Sciences Inc. (the “Issuer”) underlying 150,000 warrants with an exercise price of $0.01 expiring August 11, 2022 (“2022 Warrants”).

(2) Based on 37,923,353 shares of common stock of the Issuer (“Common Stock”) outstanding as the close of the initial public offering of the Issuer (“IPO”) as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 5, 2018.

CUSIP No. 50015M109	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,295,115 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 9,295,115 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,295,115 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 150,000 shares of common stock of the Issuer underlying 150,000 2022 Warrants.

(2) Based on 37,923,353 shares of Common Stock outstanding as the close of the IPO as reported in the Prospectus filed by the Issuer with the SEC on October 5, 2018.

CUSIP No. 50015M109	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,295,115 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 9,295,115 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,295,115 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 150,000 shares of common stock of the Issuer underlying 150,000 2022 Warrants.

(2) Based on 37,923,353 shares of Common Stock outstanding as the close of the IPO as reported in the Prospectus filed by the Issuer with the SEC on October 5, 2018.

CUSIP No. 50015M109	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 9,295,115 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 9,295,115 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,295,115 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 150,000 shares of common stock of the Issuer underlying 150,000 2022 Warrants.

(2) Based on 37,923,353 shares of Common Stock outstanding as the close of the IPO as reported in the Prospectus filed by the Issuer with the SEC on October 5, 2018.

Schedule 13D

ITEM 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Kodiak Sciences Inc. (the “Issuer”), a corporation organized under the laws of Delaware. The address of the principal executive offices of the Issuer is c/o 2631 Hanover Street, Palo Alto, California 94304. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisors LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds (as defined below) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

The securities of the Issuer reported herein were purchased by 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences” and together with 667, the “Funds”) with the working capital of the Funds both in transactions with the underwriters (as described below) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. The aggregate purchase price of the securities of the Issuer directly held by the Funds was approximately $60,787,375.

Item 4.	Purpose of the Transaction.

On October 3, 2018, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Chardan Capital Markets, LLC (the “Underwriters”), related to an initial public offering (the “IPO”) of 9,000,000 shares of Common Stock of the Issuer at a price to the public of $10.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,350,000 shares of Common Stock to cover overallotments, if any. The IPO closed on October 9, 2018.

Pursuant to the IPO, 667 and Life Sciences purchased 251,898 and 2,248,102 shares of Common Stock, respectively, at the offering price of $10.00 per share, totaling 2,500,000 shares of Common Stock in the aggregate. Each of 667 and Life Sciences purchased the shares of Common Stock with their working capital.

On October 9, 2018, 667 and Life Sciences acquired 372,792 and 4,627,208 shares of Common Stock, respectively, resulting from the automatic conversion upon IPO of shares of Series B Redeemable Convertible Preferred Stock of the Issuer (“Series B Preferred”) on a 1 for 1 basis without consideration. The shares of Series B Preferred were convertible at any time, on a 1 for 1 basis, and automatically converted upon the closing of the IPO on a 1 for 1 basis.

Additionally, on October 9, 2018, 667 and Life Sciences acquired 58,989 and 732,198 shares of Common Stock, respectively, resulting from the automatic conversion upon IPO of the Issuer’s 30% Secured Bridge Notes with a maturity date of December 1, 2020 (the “Secured Bridge Notes”). The Secured Bridge Notes automatically converted into Common Stock at a conversion price of $5.00, without consideration, upon the closing of the IPO. The Secured Bridge Notes were convertible, at any time, at the option of the holder after January 31, 2018 into Common Stock.

Further, on October 9, 2018, 667 and Life Sciences acquired 86,501 and 767,427 shares of Common Stock, respectively, resulting from the automatic conversion upon IPO of the Issuer’s 6% Unsecured Bridge Notes with a maturity date of December 1, 2020 (the “Unsecured Bridge Notes”). The Unsecured Bridge Notes automatically converted into Common Stock at a conversion price of $8.00 or 80% of the IPO price, without consideration upon closing of the IPO.

Felix J. Baker, a managing member of the Adviser GP, has served on the Board of Directors of the Issuer (the “Board”) since September 14, 2015. He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

667 and Life Sciences hold 11,184 and 138,816 warrants to purchase Common Stock at an exercise price of $.01 per share with an expiration date of August 11, 2022 (the “2022 Warrants”).

The foregoing description of the 2022 Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the 2022 Warrants, the form of which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise of some or all of the 2022 Warrants, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon exercise of the 2022 Warrants by the Funds.

Holder	Common Stock	2022 Warrants
667, L.P.	770,180	11,184
Baker Brothers Life Sciences, L.P.	8,374,935	138,816
Total	9,145,115	150,000

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 is incorporated by reference herein.

The form of the 2022 Warrants is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
99.2	Form of Warrant (incorporated by reference to Exhibit 4.5 to the Issuer’s Form S-1, filed with the SEC on September 7, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2018

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker